                                                                              EXHIBIT 11
                    VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

                            COMPUTATION OF EARNINGS PER SHARE

                             For the Years Ended December 31
                       Amounts in thousands, except per share data

                                           1994      1993      1992      1991       1990
Primary and fully diluted earnings:
 Average common shares outstanding       36,450    36,757    37,590    38,052     38,676
 Common share equivalents:
   Performance Share Plan                   233       218       190       164        154
   Total shares                          36,683    36,975    37,780    38,216     38,830
Net earnings from continuing
 operations                             $97,976   $88,229   $90,980   $52,580   $120,278
Net earnings (loss) from discontinued
 operations                                  --        --        --        --         --
Net earnings before cumulative effect
 of accounting changes                   97,976    88,229    90,980    52,580    120,278
Net earnings from cumulative effect
 of accounting changes                       --        --     3,005        --         --
Net earnings                            $97,976   $88,229   $93,985   $52,580   $120,278
Primary and fully diluted earnings
 (loss) per share of common stock:
 Continuing operations                    $2.67     $2.39     $2.41     $1.38      $3.10
 Discontinued operations                     --        --        --        --         --
 Earnings before cumulative effect
   of accounting changes                   2.67      2.39      2.41      1.38       3.10
 Cumulative effect of accounting
   changes                                   --        --       .08        --         --
 Net earnings                             $2.67     $2.39     $2.49     $1.38      $3.10


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